SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Aukland, New Zealand, 2010

January 29, 2024

Attorney Robert Shapiro

Division of Corporation Finance

Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.
Amendment No. 6 to Registration Statement on Form S-1
Filed December 26, 2023
File No. 333-271831

Dear Mr. Shapiro:

In response to your letter dated January 22, 2023, the following information is hereby submitted on behalf of SSHT S&T Group Ltd (the “Company”). Amendment No. 7 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. We have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No. 6 to Registration Statement on Form S-1 filed December 26, 2023

Cover Page

1.	We note your response and revisions to comment 1 and reissue. Please revise the cover page to clearly present the information and to remove all repetitive disclosure. In this regard, we note that the cover page continues to repeat similar information multiple times in different locations and is approximately 10 pages. The information presented on the cover page should be limited to the information required by Item 501(b) of Regulation SK, the China-based issuer disclosure set forth in the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021, and the information requested to be presented on the cover page in our prior comment letters dated June 7, 2023, August 1, 2023, October 4, 2023 and November 14, 2023. In this regard, we note certain responsive disclosures have been removed. Please completely revise the cover page to condense, consolidate and to clearly present the required information.

Response: We have updated the Registration Statement as requested.

2.	Please refer to your permissions and approvals disclosures related to CSRC, CAC and other PRC governmental agencies. Please revise to discuss more clearly the permissions or approvals that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note that the disclosures are currently overly repetitive, jumbled and not clearly presented. Please completely revise your permissions and approvals disclosures to condense, consolidate and to clearly present the information. Clearly lay out the permissions and approvals requirements and discuss whether and how you are covered by such requirements. To the extent you have obtained an opinion of counsel regarding your permissions and approvals to operate your business or to offer the securities, please name counsel and clarify specifically what has been opined upon. If an opinion was not obtained with respect to either the company’s operations or this offering, state as much and explain why such an opinion was not obtained. Lastly, please also revise Prospectus Summary accordingly.

Response: We have updated the Registration Statement as requested.

3.	Please refer to your HFCAA and PCAOB disclosures. We note that the included disclosures are dated and incomplete. Please revise your disclosure to reflect and discuss the most recent PCAOB determinations on these issues.

Response: We have updated the Registration Statement as requested.

4.	We note that the cover page heading references “100,000,000 Shares of Comon Stock.” Please revise to correctly refer to “Common Stock.” Additionally, we note that the cover page states that “SIPP International Industries, Inc is the holding company located in Nevada and controls 100% shares of Wahoo Holdings Ltd. (WHL), a BVI company.” The reference to SIPP International Industries, Inc. appears to be an incorrect reference. Please revise as applicable.

Response: We have updated the Registration Statement as requested.

5.	We note your disclosure that “[t]he following table provides details on the license and permission held by SJMC.” No table was been included. Please revise as applicable.

Response: We have updated the Registration Statement as requested.

6.	We note your disclosure in multiple locations that “WHL through its China based subsidiary SJMC is a professional prefabricated food supply chain company.” Please reconcile with your disclosure that SJMC “provides business consulting services.”

Response: We have updated the Registration Statement as requested.

Risk Factors

The audit report included in this Amendment..., page 18.

7.	We note your revisions pursuant to comment 4 and reissue in part. While you disclosed the risk associated with the depravation of full PCAOB inspections, you did not refer to the fact that the PCAOB vacated its 2021 determination, and as such is currently able to conduct audit inspections under the HFCAA in Hong Kong and China. Please revise your disclosure to reflect the most recent PCAOB determinations, and to disclose the risks associated with a possibility that the PRC could adopt positions in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Additionally, revise the prospectus throughout to reflect this disclosure and the most recent PCAOB determinations.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

SSHT S&T Group Ltd

/s/ Zonghan Wu
CEO and Director